
Mail Stop 3561

July 7, 2008

Steven J. Borick
Chairman, Chief Executive Officer and President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: **Superior Industries International, Inc.**
Form 10-K for the fiscal year ended December 30, 2007
Filed March 31, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008
File No. 001-06615

Dear Mr. Borick:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Risk Factors, page 5

1. We refer you to the second and third sentences in the second paragraph. All
    material risks should be described in this section and not just strategic risks. Please
    revise the risk factors section in future filings to disclose all material risks to the
    company. If a risk is deemed not material, please do not reference it.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
Setting Executive Compensation, page 18

2. In future filings, please provide a list of the companies to which you benchmark.
    Please also disclose the degree to which the Compensation Committee considered
    such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-
    K.

Employment Agreements, page 20

3. In future filings, please define when a change in control would occur under Mr. S.
    Borick's employment agreement. Refer to Item 402(j)(1) of Regulation S-K.

Committee Recommendation, page 21

4. In future filings, please label your Compensation Committee Report as such. Refer
    to Item 407(e)(5) or Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor